Exhibit 99.1

MURPHY OIL CORPORATION

PHANTOM UNITS GRANT AGREEMENT

Phantom Units Award Number	Name of Grantee	Number of Units Subject to this Grant

This Phantom Unit Award (the “Award”) granted on and dated             ,         by Murphy Oil Corporation, a Delaware corporation (the “Company”), pursuant to and for the purposes of the 2012 Long-Term Incentive Plan (the “Plan”).

This Agreement is subject to the following terms and provisions:

1.	The Company hereby grants to the employee named above (the “Grantee”) Phantom Units each equal in value to one share of Common Stock of the Company.

2.	In the event that the Grantee’s employment terminates anytime prior to the completion of the full measurement period, which ends , they will forfeit all units pursuant to this Award; provided, however, that if the Grantee’s employment is terminated without cause by the Company within 90 days prior to such date, the Grantee shall be deemed to have been employed by the Company through such date.

3.	The Award will fully vest and 100 percent of the phantom units will be deemed to be earned and will be paid in full, without restrictions, upon the occurrence of a Change in Control (as such term is defined in the Plan) provided that the Change in Control also qualifies as a change in the ownership or effective control of Murphy Oil Corporation, or in the ownership of a substantial portion of its assets, as determined under Section 409A of the Internal Revenue Code.

4.	Provided that the Grantee is employed at the end of the measurement period, the equivalent value of the phantom unit will be determined by multiplying the number of units by the average of the high and low prices per share of the Company’s common stock, $1.00 par value, as quoted on the New York Stock Exchange on (the “valuation date”). Such cash award shall be subject to adjustments and requirements due to applicable tax withholding and payroll taxes.

5.	The number of units shall be appropriately adjusted to reflect any stock dividends (but not cash dividends), stock splits or other relevant change in the capitalization of Murphy Oil Corporation to the extent provided under the Plan.

6.	This Award is not assignable and is not subject in whole or in part to attachment, execution, or levy of any kind.

7.	The Plan and this Agreement are administered by the Executive Compensation Committee of the Board of Directors of Murphy Oil Corporation. The Executive Compensation Committee has the full authority to interpret and administer the Plan consistent with the terms and provisions of the plan document.

Attest:	Murphy Oil Corporation

By

Ex. 99.1